ELEMENTAL ANNOUNCES VOTING RESULTS FROM ITS 2026 ANNUAL GENERAL AND SPECIAL MEETING

May 28, 2026 - Denver, Colorado: Elemental Royalty Corporation (TSX: ELE, NASDAQ: ELE) ("Elemental" or "the Company")  is pleased to report that all proposed resolutions were approved at the Company's Annual General and Special Meeting of shareholders held on May 27, 2026, in Vancouver, British Columbia (the "Meeting"). The number of directors was set at 5 and all director nominees, as listed in the Management Information Circular dated April 16, 2026 (the "Information Circular"), were elected as directors of the Company at the Meeting to serve for a one-year term and hold office until the next annual meeting of shareholders. According to the proxy votes received from shareholders, the results were as follows:

Director	Votes FOR	Votes WITHHELD
Juan Sartori	99.28%	0.72%
David M. Cole	99.69%	0.31%
Antonio Simon Vumbaca	99.64%	0.36%
Ravi Sood	94.73%	5.27%
Sunny Lowe	99.57%	0.43%

Shareholders voted 99.08% in favour of setting the number of directors at five, 99.81% in favour of appointing PricewaterhouseCoopers LLP as auditors of the Company, and 94.93% in favour of ratifying and approving the Company's Amended Omnibus Plan.

Voting results for all resolutions noted above are reported in the Report on Voting Results as filed under the Company's SEDAR+ profile on May 28, 2026.

For further information contact:

Elemental Royalty Corporation:
David M. Cole	Tara Vivian-Neal,
CEO	Investor Relations
info@elementalroyalty.com	investor@elementalroyalty.com

www.elementalroyalty.com

Phone: +1 (604) 688-6390

NASDAQ: ELE | TSX: ELE | ISIN: CA28620K1066 | CUSIP: 28620K

About Elemental Royalty Corporation.

Elemental Royalty is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 18 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus's track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

1

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com

Elemental Royalty trades on NASDAQ and on the TSX under the ticker symbol "ELE".

Neither the Nasdaq Stock Market LLC, or the TSX, or its Regulation Service Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this press release.

2

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com